Mail Stop 4561

November 3, 2006

John Colbert, Chief Executive Officer
Guidance Software, Inc.
215 North Marengo Avenue
Pasadena, CA 91101

> **RE:** **Guidance Software, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-137381**
> **Date Filed: October 20, 2006**

Dear Mr. Colbert:

We have reviewed your filing and have the following comments.

General

1. We note the revisions in response to comment 5 of our letter dated October 12, 2006. In this regard, you disclose that the Socha-Geldman report is available for "a fee" and that you paid IDC $20,000 to prepare a report from which you cite information. If the information is not publicly available for no or nominal charge, then please provide a consent for its use. In the alternative, adopt the statements as the company's own.

Management's Discussion and Analysis and Results of Operations, page 31

Share-Based Compensation, page 36

2. We note your response to comment 14 of our letter dated October 12, 2006. Please note that we may have further comment once you determine your proposed IPO price or become aware of the estimated price range.

3. We note your response to comment 16 of our letter dated October 12, 2006. Please provide us with the fair values calculated under the income approach and

the market approach for each of the valuation dates. If these values differ significantly, provide us with a narrative as to why.

4. We note your response to comment 17 of our letter dated October 12, 2006 regarding the assumptions used in connection with your common stock valuation. Please describe to us in more detail the reasons behind the changes in your discount rates, long-term growth rates and terminal values. In addition, provide us with numerical details of your approach to weighting the various multiples in utilizing the market approach and, if necessary, explain how and why that weighting changed over time.

5. We note your response to comment 18 of our letter dated October 12, 2006. Please note that we may have further comment once the analysis is provided.

Customer Case Studies, page 65

6. We note your response to comment 22 of our letter dated October 12, 2006. We also note that you appear to be using the information about the customer case studies to assist with the marketing of the offering. Please provide us with the names of the companies and a description of the nature of the relationships between these companies and Guidance.

Financial Statements

Consolidated Statements of Operations, page F-5

7. Your response to prior comment number 37 indicates that you believe that the maintenance renewal percentages associated with your commercial arrangements are the best estimates for allocating product and service revenue in governmental arrangements. Please describe to us the factors that you considered in coming to this conclusion. As part of your response, describe any factors that appear to differentiate the commercial and governmental arrangements and how you considered such factors.

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-10

8. We have read your response to prior comment number 39 and note that, historically, you have provided maintenance for each version of your EFE

solution until the release of the next version. Please explain to us how customers obtain the next version of the EFE solution. In this regard, clarify whether the next version is considered an update or a product and whether customers receive it as part of their when-and-if-available updates or as part of a separate purchase.

Request for Confidential Treatment

9. Staff comments on your application for confidential treatment relating to certain portions of Exhibit 10.9 were provided by separate letter on November 2, 2006. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.


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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Julian Kleindorfer, Esq.
        by facsimile at 213-891-8763